

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2011

Wu Qiyou
Chief Executive Officer
Anhui Taiyang Poultry Co., Inc.
No. 88, Eastern Outer Ring Road
Ningguo City, Anhui Province, 242300
People's Republic of China

> **Re:** **Anhui Taiyang Poultry Co., Inc.**
> **Registration Statement on Form S-1**
> **Filed April 25, 2011**
> **File No. 333-173700**

Dear Mr. Qiyou:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide disclosure required by Item 407(a) of Regulation S-K.

2. We note your disclosure at page 11 under "We conduct our business," that you have been advised by PRC counsel. Please provide us with a legal opinion from Chinese counsel which states that the corporate structure you describe in this filing is sufficient to satisfy the applicable PRC regulatory requirements for foreign-owned public companies.

Registration Statement Cover Page

3. In regards to footnote 2 to the registration fee table, it does not appear to us that Rule 457(c) is applicable. Please revise or advise.

Prospectus Cover Page

4. Please revise the prospectus cover page to reference the correct page number on which the risk factors section begins.

The Offering, page 3

Reverse Merger Transaction, page 4

5. We note your disclosure that you are including 314,347 piggyback registration rights granted to your existing stockholders in this prospectus. However, there are no other references to piggyback registration rights anywhere else in the registration statement. Please advise.

November 2010 Private Placement, page 4

6. We note your disclosure that in the event you are unable to register for resale under Rule 415 all of the Old Registrable Securities in the registration statement due to limits imposed by the SEC's application of Rule 415, that you will file a registration statement covering the resale of a lesser amount. Please advice us if you are registering the Old Registrable Securities on this registration statement and why you feel you are limited by Rule 415. We may have further comment when we review your response. Similarly, revised as to the March 2011 Private Placement discussion.

Risk Factors, page 7

7. We note your disclosure in the Employee Welfare Benefits section on page 31 regarding staff welfare benefits and your required contributions to fund the benefits. Please add a risk factor to describe the risks associated with the government's right to change rates for the benefits or advise.

8. We note your disclosure about tax risks in China described on page F-39. Please consider adding a risk factor to describe these risks and uncertainties or advise.

We have made inter-enterprise loans, page 10

9. Please revise this risk factor to estimate the amount of a potential fine and clarify whether you have paid this fine or are likely to pay the fine in the near future or advise. If applicable, please also describe any other adverse consequences to you that resulted or may result from the inter-enterprise loans.

We do not presently maintain product liability insurance, page 11

10. Please revise to clarify whether you plan to expand into international markets and the United States in the near future. If so, please add balancing disclosure discussing time frames and any needed financing.

Governmental control of currency conversion, page 16

11. Please revise to explain what "SAFE" means.

We may have difficulty establishing adequate management, page 16

12. We note your disclosure here that you "may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC." According to your disclosure in Employees section on page 43 it appears that Taiyang already has a significant number of employees in China. Please revise this risk factor to clarify what new employees you anticipate hiring in the near future and the risks associated with the search and hiring of these new employees or advise.

Our officers, directors and principal shareholders own a controlling interest, page 17

13. Please advise us why your officers, directors and principal shareholders will have the ability to control substantially all matters submitted to stockholders for approval if they own less than the majority of your shares. In addition, please revise the risk factor to specify the percentage of ownership by your officers, directors and principal shareholders after the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

14. We note your disclosure relating to the default on repayment of a loan on page F-31. Please revise your Management's Discussion and Analysis of Financial Condition and Results of Operations section to describe the default and any consequences to you. If there is a risk that another default may occur, please add a risk factor or advise.

For the Years Ended December 31, 2010 and 2009, page 23

15. We note your disclosure on page 25 that from time to time the Company receives subsidies from the PRC government and during the years ended December 31, 2010 and 2009, Taiyang recognized subsidy income of $954,986 and $339,981, respectively. In light of the fact that it does not appear that any of the 2010 subsidy related to capital projects or expenditures, please tell us and revise your disclosure to indicate the nature of the subsidies and the reasons for which they were received.

Wu Qiyou
Anhui Taiyang Poultry Co., Inc.
May 20, 2011
Page 4

16. We note your disclosure regarding significant sales of feed products through one distributor. Please name the distributor here and in the business section. In addition, please refer to your disclosure in a table on page F-36 and provide the same disclosure for each customer who accounted for ten percent or more of your consolidated revenues. Refer to Item 101(c)(vii) of Regulation S-K.

Liquidity and Capital Resources, page 26

17. Your disclosure in this section about the number of shares sold in November of 2010 does not appear to match the description in the Recent Sales of Unregistered Securities section on page II-2. Please revise for consistency or advise.

18. We note your reference to the "Annual Report on Form 10-K" in the third full paragraph on page 26. Please delete this reference or advise.

Business, page 33

19. Please provide a chart with recent exchange rates for Chinese RMB to US dollars.

Competition, page 37

20. Please revise this section to clarify whether your competitors are private or governmentally-owned companies.

Compliance with Circular 106, page 38

21. Please clarify whether you are in compliance with regulations discussed here or add risk factor disclosure, if appropriate.

Enterprise Income Tax, page 39

22. We note the disclosure of a consulting agreement between Ningguo and Dynamic Ally, similar to one between Taiyang and Ningguo. Please file that agreement as an exhibit or advise.

Description of Properties, page 43

23. You refer to "duck farms 5, 6, 7 and 8" on page 27; however, there is no reference or description of a number of your duck farms in the Description of Property section. Please revise this section to include a brief description of a number of duck farms and their ownership status or advise.

<u>Involvement in Certain Legal Proceedings, page 45</u>

24. Please revise your disclosure here to include this information about your directors and executive officers for the last ten years. Refer to Items 401(f) of Regulation S-K.

<u>Executive Compensation, page 47</u>

25. Please expand the Summary Compensation Table to include the information for each of your named executive officers, as requested in Item 402(m) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 50</u>

26. We note your disclosure in footnote 5 to the Security Ownership of Certain Beneficial Owners and Management table relating to Mr. Qiyou's future ownership in Firm Success International based on the terms of the Option Agreement. Please revise your Business section to describe how and at what time your beneficial ownership will change as a result of the Option Agreement.

<u>Description of Securities, page 51</u>

27. Please delete the legal conclusion that the outstanding shares of your common stock are "validly issued, fully paid and non-assessable" or attribute the statement to counsel. In addition, revise your Share Capital description disclosure on page F-32.

<u>Plan of Distribution, page 52</u>

28. Please update your description of Rule 144 on page 53. We note that section (k) is no longer included in Rule 144.

<u>Selling Stockholders, page 54</u>

29. Please note that certain family members are deemed to own beneficially the shares held by other family members. Please ensure that your selling stockholders table is accurate in this regard.

30. Please briefly provide disclosure regarding the transactions from which the selling shareholders received their shares or advise.

<u>Statements of Cash Flows, page F-4</u>

31. Reference is made to the line item Interest expense allocated to debt presented as a reconciling item not affecting cash within operating activities. Please tell us and revise your notes to describe the nature and terms of the debt arrangement from which this

amount is derived. If the amounts are related to the amortization of debt discounts, please clarify your line item caption accordingly.

32. We note that under the financing activities section of the statement of cash flows, you have disclosed a capital investment of $4,385,388 during the year ended December 31, 2009. Please explain to us the nature of this capital investment and tell us why the amount does not appear to be reflected in the statement of stockholders' equity as a capital contribution.

Statement of Shareholders' Equity, page F-6

33. We note the line item on the statement of stockholders' equity that accounts for the reverse acquisition of Dynamic Ally Limited. Please explain to us how the amounts recorded as common stock and additional paid-in capital for the reverse merger transaction were determined. As part of your response and revised disclosure, please provide the share exchange ratio used in the transaction and indicate the shares issued by the Company (legal acquirer) in exchange the shares of Dynamic Ally Limited (accounting acquirer). Please note that with respect to the reverse merger, we believe that it should be presented as a recapitalization transaction at the historical cost basis of the net assets acquired. Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however, the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. In this regard, we believe you should revise your presentation in the Company's financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above. We may have further comment upon receipt of your response.

34. We note that during the year ended December 31, 2010 you recorded stock based compensation expense charged to additional paid in capital of subsidiary as an increase to unappropriated retained earnings on the statement of shareholders' equity. Please explain to us why this amount was recorded as an increase to retained earnings rather than as APIC. Similarly, please explain to us why imputed interest expense charged to additional paid in capital was also recorded as an increase to unappropriated retained earnings rather than APIC.

Notes to the Financial Statements, page F-7

Note 1. Nature of Business Operations, page F-7

35. We note from your disclosure that as a result of the contractual arrangements between Ningguo and Taiyang, which obligates Ningguo to absorb a majority of the risk of loss from Taiyang's activities and enables Ningguo to receive a majority of its expected residual returns, Taiyang is a VIE, because the owners of Taiyang do not have the characteristics of a controlling financial interest and the Company should be considered the primary beneficiary of Taiyang. Accordingly, the Company consolidates Taiyang's results, assets and liabilities in the accompanying consolidated financial statements. In light of the disclosure earlier in Note 1 that the contractual agreements were entered into with Taiyang on May 26, 2010, please tell us, and revise your disclosure to explain why you have included the assets and liabilities and results of operations of Taiyang prior to the time at which you became the primary beneficiary of the VIE (May 26, 2010). Please refer to the guidance in ASC 810-10-30.

36. We note that in connection with the satisfaction of the notes on November 10, 2010 you disclose that the Company also issued 650,000 additional shares of common stock to the holders as prescribed by the debentures. Please clarify for us and revise your notes to indicate when the shares were issued and how they have been accounted for within the financial statements. Also, with respect to your disclosure that you exchanged $549,984 in previously issued debentures that were converted into Units at a price of $6.00 per Unit, for a total of 366,656 shares of common stock and 91,664 warrants, please describe for us the original conversion terms of the debentures and if such debentures were converted using terms other than those originally stipulated, please explain to us how you accounted for the modification in conversion terms.

Note 2. Significant Accounting Policies, page F-9

(i) Construction in Progress, page F-12

37. We note your disclosure that at each balance sheet date, the Company makes an estimate with respect to the percentage of completion of each project. In light of your disclosure that construction in progress is stated at cost, please explain to us why it is necessary to estimate the percentage of completion of the projects at the end of each period. As part of your response, please tell us the nature of any amounts that are estimated by the Company as of the end of each period. Also, if certain project costs are funded by others please indicate so in your response and revise your disclosure to disclose how such amounts are accounted for within your financial statements, including any related accrual amounts.

(r) Earnings Per Share, page F-14

38. We note your disclosure that the number of weighted average common shares outstanding has been retroactively restated to give effect to the shares issued in the Reverse Merger Transaction. Please provide us details of how the 7,068,823 weighted average number of common shares outstanding used for the earnings per share calculation for the year ended December 31, 2009 was calculated. Also, please explain to us why the amounts have not been retroactively restated on the statement of shareholders' equity.

(s) Employee Welfare Benefits, page F-14

39. We note your disclosure that the Company is required to contribute a portion of the employees' salaries to the retirement benefit scheme to fund the benefits, which are charged to operations as incurred. Please revise to disclose the amount of the cost recognized by the company for this defined contribution plan for the years ended December 31, 2010 and 2009. See ASC 715-70-50.

Note 4. Loans Receivable, page F-19

40. We note from your disclosure that during 2010 the Company made a loan in the amount of $907,468 to Jinyatai, and Jinyatai pledged its assets as partial collateral for a bank loan in the amount of $2,268,673 borrowed by the Company. We also note that the Company previously wrote-off an accounts receivable balance in the amount of $895,430 for the sale price of Jinyatai. In this regard, please tell us the facts and circumstances surrounding the write-off of the accounts receivable due from the buyer of Jinyatai including when the amount was written-off. Furthermore, please tell us the facts and circumstances surrounding the recovery of such amount in fiscal 2010. Your response should address why you believe the economics of the transaction(s) support the recognition of a gain when the Company also loaned Jinyatai funds in the same year and of a similar amount. We may have further comment upon receipt of your response.

Note 9. Land Use Rights, page F-25

41. We note that you have recorded land use rights in the amounts of $10,660,988 and $10,545,893 at December 31, 2010 and 2009, respectively. Please explain to us how the amounts recorded as land use rights were initially calculated or determined. Also, please explain to us why you believe these amounts are appropriately valued as of December 31, 2010 and 2009.

Note 12. Derivative Financial Instruments and Financing, page F-26

42. We note your disclosure in Note 12 that the warrants issued in the transaction do not meet all of the established criteria for equity classification in FASB ASC 815-40 and

accordingly, are recorded as derivative liabilities at fair value. We further note your disclosure in Note 2(l) that the warrant agreements embody features that are not afforded equity classification because they may be net-cash settled by the counterparty. Please explain to us in further detail, and revise the notes to the financial statements to disclose the terms of the warrants that result in the liability classification. Also, please revise the notes to the financial statements to include the nature and terms of the registration rights agreement that was entered into during 2010.

Note 13. Other accounts payable, page F-28

43. Reference is made to Loans to farmers guaranteed by the Company in the amount of $2,769,291 and $2,348,915 during fiscal 2010 and 2009, respectively. We note that the Company takes such loans on behalf of the local farmers, and that the proceeds are used by the farmers for infrastructure and working capital purposes for raising ducks on behalf of the Company. In this regard, please tell us and revise the notes to the financial statements to disclose in greater detail the nature and terms of the loans to the farmers, including how the amounts due from the farmers are reflected within your financial statements. Tell us whether the Company recognizes an asset for the amounts loaned to the farmers and if so, how collectability is addressed. Your response and revised disclosure should include all pertinent terms of the arrangement, including repayment terms, interest, and maturity. We may have further comment upon receipt of your response.

Note 14. Loans Payable, page F-29

44. We note from your disclosure in footnote (2) that the Company recognized a discount on the face value of certain loans at inception to adjust the carrying value to the fair value and the amount of the discount, being $41,716, was recorded on the statement of operations in the year ended December 31, 2010. You also disclose that the discount is being amortized over the life of the loan using the effective interest method, with interest expense being recorded as an expense in the related period. Please tell us why you believe it was appropriate to recognize the entire amount of the discount as income during the year ended December 31, 2010 rather than as an offsetting balance sheet account to the face value of the debt amount. As part of your response and revised disclosure please tell us the amount of cash proceeds received from the loan and whether the amount presented in the table in Note 14 is the face value or the present value of the debt. See guidance in ASC 835-30-45.

Note 18. Other Income, page F-34

45. We note that during the year ended December 31, 2010, you recognized a gain on the sale of assets related to the sale of a Fertilizer Plant. We also note that the carrying amount of the construction in progress on the date of the sale was $1,977,844. Please explain to us

why this amount is significantly less than the $2,258,987 construction in progress amount related to the Fertilizer Plant at December 31, 2009, as disclosed in Note 8.

46. Furthermore, please explain to us in further detail why you believe that recognition of the entire gain on sale of the fertilizer plant of $877,874 was appropriate in fiscal 2010 in light of the fact that (1) the land use rights transferred to the buyer are not yet owned outright by the Company and (2) the "sold assets" continue to be used as pledged collateral for a bank loan which the maturity date was extended through January 2012 which appears to indicate that certain risks of ownership still exist at the date of sale and though December 31, 2010. Furthermore, please explain to us the underlying business reason as to why the counterparty is willing to allow the Company to continue to use the "sold assets" as collateral through January 2012 and whether any consideration was exchanged for such continued use. As part of your response, please also provide us with the relevant accounting guidance which supports the basis for your conclusions.

Note 19. Financial Instruments, page F-35

47. We note from your disclosure in Note 12 that you have a derivative liability which is recognized at fair value on a recurring basis. Please revise Note 19 to include the disclosures required by ASC 820-10-50 for this liability and any other assets or liabilities that are measured at fair value on a recurring or non-recurring basis.

Note 20. Tax Matters, page F-38

48. We note your disclosure that the Parent is subject to United States income tax at a rate of 35%. Please explain to us how you have considered this income tax expense in your detailed calculations disclosed in Note 20.

Note 22. Commitments and Contingencies, page F-39

(a) Commitments, page F-39

49. We note your disclosure that the Company leases certain of its facilities pursuant to non-cancellable lease agreements expiring at various times through 2037, and the amount of rent of these facilities is not fixed, but is based on the government stipulated market price of grains multiplied by the grain yield per area. Please revise to disclose rental expense for each period in which an income statement is presented. Please note that this disclosure should be made even for amounts that are not fixed but are contingent based on certain measures. See guidance in ASC 840-20-50.

(b) Contingencies, page F-40

50. We note your disclosure that certain loans receivable constitute inter-enterprise lending that violate the PRC General Lending Rules and a fine in the amount of one to three

times the income generated by the Company from such inter-enterprise loans may be imposed by the People's Bank of China at their discretion, if the Company were found to be in violation of the PRC General Lending Rules. We also note your disclosure that in the opinion of management and its legal counsel, the probability of the fine being imposed is low and accordingly no provision has been made in the consolidated financial statements. Please tell us if there is a reasonable possibility that a loss may have been incurred, and if so, please revise to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50.

Note 24. Subsequent Events, page F-43

51. We note your disclosure that on March 7 and March 17, 2011 you completed the sale of shares of common stock, in which you also issued to the investors warrants to purchase shares of common stock at an exercise price of $4 per share and a contractual term of three years. Please tell us and revise Note 24 to disclose how you are accounting for these warrants (i.e. as a liability or an equity component).

Item 15. Recent Sales of Unregistered Securities, page II-1

52. Please revise this section to provide the consideration and amount of securities sold or issued for each date listed in this section. Refer to Item 701 of Regulation S-K.

Item 17. Undertakings, page II-4

53. Please revise the undertakings language to match the language set forth in Item 512 of Regulation S-K for each undertaking that is provided in sections (1), (2) and (3).

Signatures, page II-6

54. Please revise the language in the first paragraph on page II-6 and in the second paragraph on page II-7 of this section to conform to the language provided in Form S-1.

Exhibits

55. For exhibits 10.04 through 10.08, please further identify the agreements by indicating in the exhibit description which entities are parties to the agreements.

Exhibit 5.01

56. Please separately discuss the outstanding common stock and the common stock underlying the warrants, including the number of each that is being registered. As for the outstanding common stock, please also revise to indicate that it is legally and validly issued, fully paid and non-assessable, rather than it "will be, when issued."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc (via fax):   Marc A. Ross, Esq.
                 (212) 930-9725